

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

July 6, 2010

**<u>Via U.S. mail and facsimile</u>**

Mr. Richard H. Fearon
Chief Financial and Planning Officer
Eaton Corporation
Eaton Center
1111 Superior Ave.
Cleveland, OH  44114-2584

> **RE:     Form 10-K for the year ended December 31, 2009**
> **File No. 1-1396**

Dear Mr. Fearon:

We have reviewed your response letter dated June 30, 2010 and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<center>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</center>

Consolidated Financial Statements

Retirement Benefit Plans, page 33

1. We note your response to comment one from our letter dated June 22, 2010.  Your non-U.S. plans represent a material portion (38%) of your total benefit obligations at December 31, 2009.  To the extent that the expected long-term return on plan assets or other assumptions used by your U.S. plans and non-U.S. plans continue to be significantly different, we believe that you should provide separate pension plan disclosures for your U.S. plans and non-U.S. plans rather than just disclosing the individual assumptions that you deem to be significantly different.  This will provide greater context to investors about the impact that the different assumptions have on

Mr. Richard H. Fearon
Eaton Corporation
July 6, 2010
Page 2


     your pension expense, pension benefit obligations, service costs and other key
pension plan amounts.  Please refer to ASC 715-20-50-4.

     You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her
absence, the undersigned at (202) 551-3769 if you have any questions regarding this
comment.

Sincerely,


Rufus Decker
Accounting Branch Chief